12 January 2010

Cadbury Publishes Further Reasons to Reject Kraft’s Offer

Includes headlines of outstanding 2009 financial performance†

Sets out why Kraft’s Offer remains fundamentally unattractive

The Board of Cadbury plc (“Cadbury” or the “Company”) is today publishing its second response document (the “Response Document”) following the offer (the “Offer”) posted by Kraft Foods Inc. (“Kraft”) on 4 December 2009. The Board has unanimously rejected Kraft’s wholly inadequate Offer and continues to recommend that shareholders take no action in relation to the Offer.

The Response Document published today sets out the latest estimate of our outstanding financial performance for 2009 and highlights our strong business momentum going into 2010.

Highlights of Cadbury’s 2009 performance

•	2009 performance is well ahead of market expectations, driven by strong growth in the fourth quarter and the savings generated by Cadbury’s Vision into Action business plan

•	5% base business revenue growth; up 11% on an actual currency basis‡^

•	Trading margin of 13.5%; up 155 bps on a constant currency basis and 160 bps on an actual currency basis*^‡

•	Full year dividend growth expected to be 10%

•	Further evidence of our management team’s strong track record of delivery

•	Strong second half performance and excellent momentum going into 2010

•	6% base business revenue growth for the second half of 2009‡

•	Sustained investment to support our long-term revenue growth target of 5-7% through investments in key growth drivers including our emerging market businesses and innovation capabilities

•	Specific activities to drive margin improvement in 2010, including additional benefits from the manufacturing reconfiguration programme and continuing SG&A reduction initiatives

•	Strong business momentum, combined with 6% compound average growth in revenues from 2004 to 2009‡ and 370 bps margin improvement since 2007*‡, provides the foundation for our enhanced long-term targets

Commenting on the 2009 performance, Todd Stitzer, Cadbury’s CEO said: “Our performance in 2009 was outstanding. We generated good revenue growth despite the weakest economic conditions in 80 years. At the same time, our Vision into Action plan drove a 160 basis point improvement in margin to 13.5%*‡, on an actual currency basis, delivering over 70% of our original target in half the time.”

“Looking forward to 2010, we are targeting revenue growth within our 5-7% goal range, led by new product innovations across our categories and supported by incremental investment in marketing. We expect benefits from our restructuring and reconfiguration actions in 2010 to drive continued progress to achieve our targets of good mid-teens margin by 2011 and 16-18% margin by 2013.”

The Response Document also sets out further reasons why Cadbury believes Kraft’s Offer is even more unattractive today than it was when they published the Offer in December.

Kraft’s Offer remains derisory

•	The Offer price values Cadbury at only 12.0 times 2009 EBITDA*‡

•	Lower than any comparable transaction in the sector (14.3 — 18.5 times EBITDA)

•	A significant discount to Kraft’s own publicly stated branded food benchmark of 14 times EBITDA

•	Since Kraft’s approach on 4 September, the Board believes that Cadbury’s standalone value has risen further

•	Cadbury’s 2009 financial performance is ahead of previously upgraded expectations

•	Cadbury has set out upgraded targets for the next four years of its Vision into Action plan, including 5-7% revenue growth, 16-18% margin by 2013 and significantly higher levels of cash generation and returns

oEquity markets globally have risen substantially oThe share prices of Cadbury’s peers have increased on average by 12%
•	The majority of the Offer consideration comprises Kraft’s shares; this is unappealing given Kraft’s unattractive business model and poor track record of delivery

•	Kraft has an unfocused, conglomerate business model with significant exposure to lower growth categories and a track record of missed financial targets

•	Kraft shares have significantly underperformed; down 42% compared to its peers since its IPO in June 2001

The Board of Cadbury is committed to maximising shareholder value and, against the background of the Kraft bid, believes that this is best achieved through the strong continuing performance of an independent Cadbury.

Roger Carr, Chairman of Cadbury, said: “Kraft’s Offer is even more unattractive today than it was when Kraft made its formal offer in December. Our 2009 performance is ahead of our previously upgraded expectations and we have excellent momentum going into 2010.”

“Kraft’s offer is very significantly below all comparable transactions in the sector; applying any of the comparable multiples would imply a price per share far above Kraft’s offer. Over half the offer consideration is in the form of Kraft shares, exposing our shareholders to Kraft’s low growth conglomerate business model, its long history of underperformance and its track record of missed targets.”

“Don’t let Kraft steal your company with its derisory offer.”

2009 summary unaudited financial performance to be published on 14 January 2010

As set out in the announcement of 7 January 2010, Cadbury will be publishing information on 2009 summary unaudited financial performance following the UK market close on 14 January 2010. The 2009 financial information will be incorporated into an update of the Response Document published today, along with certain supporting explanatory detail, which will be posted to shareholders as soon as possible thereafter.

* This statement includes a profit estimate based on the results included in the unaudited management accounts for the eleven months ended 30 November 2009 and the Cadbury Directors’ estimate of the results for the one month ended 31 December 2009, which take account of the Group’s preliminary view of sales and underlying profit from operations for that month. This statement is a profit estimate for the purpose of Rule 28 of the City Code. As such, it is a requirement that this statement be reported on by the Company’s reporting accountants and financial advisers in accordance with Rule 28 of the City Code. The bases and assumptions behind the reports of the reporting accountant and financial advisers are set out in Appendix 2 of the Response Document. The reporting accountant and financial advisers have given and not withdrawn their consent to publication.

† Neither this press release nor the Response Document constitutes or includes the Company’s preliminary statement of annual results (for the purposes of the Listing Rules made by the UK Listing Authority) or statutory accounts for the financial year ended 31 December 2009.

‡ Estimate to be confirmed or revised in the updated document that will be published after the market close on 14 January

^ Base business revenue is stated at constant currency and before acquisitions and disposals. Constant currency excludes the impact of exchange rate movements during the period.

For Further Information:
Cadbury plc	+44 1895 615000
http://www.cadbury.com

Capital Market Enquiries	+44 1895 615124
John Dawson, Michelle Rees and Basak Kotler
Media Enquiries
Cadbury	+44 1895 615011
Trevor Datson
Finsbury	+44 20 7251 3801
Rollo Head
Finsbury US	+1 212 303 7600
Andy Merrill and Jeremy Fielding

Notes to the Editors

About Cadbury

Cadbury is one of the world’s largest confectionery businesses with number one or number two positions in over 20 of the world’s 50 biggest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury Dairy Milk, Flake, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and The Natural Confectionery Co. in candy.

Forward Looking Statements

Except for historical information and discussions contained herein, certain statements in this document are “forward looking statements”. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. Cadbury does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

In evaluating forward looking statements, you should consider general economic conditions in the markets in which we operate, as well as the risk factors outlined in our most recent Form 20-F filed with the US Securities and Exchange Commission (“SEC”) and posted on Cadbury’s website www.cadbury.com. These materials should be viewed in conjunction with our periodic half yearly and annual reports and other filings filed with or furnished to the SEC, copies of which are available from Cadbury plc, Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, UK and from the SEC’s website at www.sec.gov.

Sources and Bases

For sources of information and bases of calculation please refer to the second Response Document published on 12 January 2010.

Additional Information

Each of Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Limited is acting exclusively for Cadbury and for no-one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Cadbury for providing the protections afforded to their respective clients or for providing advice in relation to such matters.

In response to the Offer, Cadbury has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Holders of Cadbury Ordinary Shares and Cadbury American Depository Shares are advised to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Cadbury are available free of charge on the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Cadbury may be obtained free of charge by contacting Cadbury’s media or investor relations departments at Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, United Kingdom or on Cadbury’s website at .

Frequently Asked Questions

Cadbury has updated its microsite today with a question and answer section addressing shareholders’ frequently asked questions (“FAQs”).  The FAQs relate to Kraft’s Offer and Cadbury’s response documents and are designed to assist Cadbury shareholders in understanding the current situation.  The microsite is part of Cadbury’s website at www.cadburyinvestors.com.

Publication on Cadbury Website

A copy of this announcement will be made available for inspection on Cadbury’s website (www.cadbury.com) free of charge.